82-3470


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256


05009201

17th June, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Board Meeting – 17th June, 2005

Further to our letter dated 27th May, 2005, we write to advise that the Board of Directors of the Company, at its meeting held today, have, inter alia, recommended the following for approval of the Members at the 94th Annual General Meeting of the Company convened on 29th July, 2005:

1) Sub-division of the Ordinary Shares of the Company of the face value of Rs.10/- (Rupees ten) each to the face value of Re. 1/- (Rupee one) each;

2) Increase in the Authorised Share Capital of the Company from Rs. 300,00,00,000/- (Rupees Three Hundred Crores) divided into 30,00,00,000 (Thirty Crores) Ordinary Shares of Rs. 10/- each to Rs.500,00,00,000/- (Rupees five hundred crores) divided into 500,00,00,000 (Five Hundred Crores) Ordinary Shares of Re.1/- (Rupee one) each;

3) Issue of Bonus Shares in the proportion of 1 (One) Bonus Share of Re. 1/- (Rupee One) each for every 2 (Two) fully paid-up Ordinary Shares of Re.1/- (Rupee one) each.

Yours faithfully,
ITC Limited

dlw 6/22

(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.